Exhibit 10.1

Esterline Technologies Corporation

FY18 Annual Incentive Compensation Plan

for Corporate Office Participants

1.

Purpose.  Esterline Technologies Corporation (“Esterline” or the “Company”) has established this Annual Incentive Compensation Plan (“Corporate IC Plan” or the “Plan”) to reward its officers and other Corporate staff for effective work that leads and supports our operations in achieving expected and superior results for shareholders this fiscal year.

2.

Corporate IC Terms. The Company established this Plan pursuant to its 2013 Equity Incentive Plan, as amended and restated (“2013 Plan”).  The terms of the appointment letter, this Plan, and the 2013 Plan together constitute the “Corporate IC Terms.”   Notwithstanding any other provision of the Plan to the contrary, the Plan shall be administered and its provisions interpreted so that payments made to individuals who are “covered employees” qualify as “performance-based compensation,” in each case, within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”).

3.

Participation.  All Company officers and other employees who hold regular full-time or part-time job assignments, and who report to one of the Company’s corporate offices are eligible to participate in this Plan (“Participants”).

a.

Appointments. Eligible employees become Participants upon receipt of an appointment letter for a single fiscal year. Appointment letters will establish a target award for each Participant, expressed as a percentage of the Participant’s base salary in effect on the last day of the fiscal year (“Target Award”).  If appointed after the first fiscal quarter, Participants will receive a pro-rata award for the portion of the fiscal year following their appointment, calculated as provided in section 6 below. Appointment as a Participant in one or more fiscal years does not entitle employees to subsequent appointments.

b.	Board Approval. Plan appointments for Company officers and any other senior manager who reports directly to the CEO require approval by the Company’s Board of Directors (“Board”).

4.	Performance Goals. The Plan has the following performance goals for the fiscal year (“Plan Goals”):
a.	EBIT. Earnings before interest and taxes (“EBIT”), weighted at 50%;

b.	ROS. Return on sales (“ROS”), weighted at 30%; and

c.	Strategic Objectives. The Strategic Objectives together are weighted at a total of 20%.

The numerical values for the EBIT and ROS goals, and the details and metrics for the Strategic Objectives will be determined by the Board and stated in Participant appointment letters.

Notwithstanding anything to the contrary contained herein, for Participants who are “covered employees” within the meaning of Section 162(m) of the Code, payment of awards under the Plan is expressly conditioned on achievement by the Company of a specified level of earnings from continuing operations before income taxes, as reported in the Company’s consolidated financial statements, as determined by the Committee within the first ninety (90) days of the applicable fiscal year (“Umbrella Goal”), in which

FY18 Corporate IC Plan

Revised November 2017

case the maximum amount available for payout under a Plan award to each such Participant will be as determined the Committee.

5.

Plan Awards.  Participants will earn 100% of their Target Award for achievement of Plan Goals. Participants’ actual awards will vary from their Target Awards if performance is above or below Plan Goals.  Participants will receive no award if results fall short of certain minimum threshold levels.  If performance results reach such minimum thresholds, Participants will earn 25% of their Target Award.  Participants will receive up to a maximum of 200% of their Target Award if performance exceeds Plan Goals and reaches certain maximum performance levels.  Between the Plan’s minimum threshold and maximum performance levels, Participants’ awards will increase or decrease from their Target Award amount in proportion to incremental achievement of Plan Goals.

6.	Calculations.
a.

Performance Goals.  Esterline will calculate EBIT as total profit from continuing operations before interest and tax expense, and excluding non-recurring and/or unusual items.  ROS will be calculated as total EBIT from continuing operations, divided by total sales from continuing operations.  Calculations of both EBIT and ROS will be adjusted to remove the effects of acquisitions, divestitures, or corporate-designated integration projects, if any.  Achievement of Strategic Objectives will be measured as stated in Participant appointment letters.

b.

Pro-rata Awards. Pro-rata award calculations will be based on performance results for the full fiscal year, with actual awards pro-rated for the time during which an employee participated in the Plan.  Participants who are appointed any time during the first fiscal quarter will be eligible to receive an award for the full fiscal year.  For those appointed after the first fiscal quarter, participation will be measured in full-month increments, rounded up for months in which a Participant was actively employed under the Plan for 15 days or more, and rounded down for active employment under the Plan of 14 days or less. The pro-rata factor will be a fraction, the numerator of which will be the number of months of participation, and the denominator of which will be 12.

7.

Adjustments.  The Board may exercise its discretion to ensure Participants receive an equitable award by adjusting: (a) Plan Goals; (b) Plan calculations to include or exclude non-recurring and/or unusual items (including, without limitation, material effects of changes under U.S. Generally Applicable Accounting Principles or changes in applicable tax laws or regulations), in whole or in part; (c) an individual Participant’s actual award; or (d) the factors used to calculate Plan awards.  Such adjustments may be made if unanticipated and material events occur, or unusual business conditions develop after the beginning of a fiscal year.  Notwithstanding the foregoing, the Board may not adjust the Umbrella Goal in such a manner that would increase the amount of compensation otherwise payable to a “covered employee” within the meaning of Section 162(m) of the Code. The Committee will seek and consider advice from an independent executive compensation expert and from the General Counsel before deciding whether to recommend an adjustment under this section for Board action.

8.

Payment.  Subject to other Corporate IC Terms, the Company will pay Plan awards within 60 days following fiscal year-end, if and only if: Company auditors have issued an opinion consistent with the calculations; the Committee and Board have approved the awards. If these conditions delay award payments beyond the usual 60 days, such awards must be paid no later than 75 days following fiscal year end.

9.

Continuous Employment.  To be eligible for payment, Participants must be actively employed by the Company through the end of the fiscal year, and through the date on which Plan awards are paid, except as might otherwise be provided in Corporate IC Terms. Appointments will end automatically for Participants who do not satisfy these conditions and no Plan awards will be earned or due. The Company

FY18 Corporate IC Plan

Revised November 2017

considers approved leaves of absence to be active employment, provided they do not exceed the amount of leave to which a Participant is entitled under applicable Company policies, and under disability, family and medical leave laws.  For approved leaves that exceed such limits, payment of Plan awards, if any, is subject to CEO, Committee, and Board discretion, as applicable.

10.

Employment Status Changes.  Except as otherwise determined by the CEO, Committee, or Board, consistent with the levels of authority outlined in section 3.a. above; or as might be provided in other Corporate IC Terms, the following provisions will apply to employment status changes:

a.	Transfers. If during the fiscal year a Participant transfers employment to a Company Platform or business unit, his/her Plan award will be pro-rated proportionately, as provided section in 6 above.

b.

Suspension, Resignation, or Discharge.  All Participant rights under this Plan will be suspended during any period of suspension from employment.  A Participant’s appointment will automatically end when s/he leaves employment with the Company for any reason other than Retirement, Disability, or death.  The Committee may immediately cancel a Participant’s appointment and recover any awards made if it discovers facts that, if known earlier, would have constituted grounds for termination of employment for cause.

c.

Retirement, Disability, or Death.  If a Participant leaves employment before the Plan payment date due to Retirement, Disability, or death, the Company will pay a pro-rata amount, as defined in Section 6 above.  Such payments will be made in the normal course, as provided in Section 8 above.

11.

Change of Control.  In the event of a Change in Control as defined in the 2013 Plan, this Corporate IC Plan will automatically terminate and Participants will receive payment within 60 days in an amount equal to the Participant’s target award, pro-rated as defined in section 6 above.  Provided, however, that this Section does not apply to the Company’s executive and non-executive officers, or to any other Participant who is party to a Company Termination Protection Agreement.

12.

Employment Terms.  Participants’ terms of employment remain unchanged by appointment to this Plan, except as specifically provided in the Corporate IC Terms.  Nothing in the appointment process or in the Corporate IC Terms guarantees continued employment.  Participants remain subject to usual Company policies and practices, and to any other employment agreements, service terms, appointments, or mandates to which they are otherwise subject.

13.

Plan Administration & Interpretation.  The Committee administers this Plan.  As such it shall consider and decide any issues arising under the Plan, and shall oversee and approve actual award calculations and payments.  The Committee’s decisions concerning Plan administration and interpretation are final and binding, except as they might relate to the CEO or to other executive officers, in which case the Board has final decision-making authority.  Definitions in the 2013 Plan apply to terms used in this Plan unless otherwise defined here. All references to the “Company” include a “Related Company,” as that term is defined in the 2013 Plan.

14.	Modification and Termination. The Committee or the Board, in its sole discretion, may modify or terminate this Plan at any time.

15.

Section 409A.  The Company intends that this Plan and the payments provided hereunder comply with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.  Notwithstanding any provision in this Plan, the 2013 Plan or any other agreement to the contrary: (a) this Plan shall be interpreted, operated, and administered in a manner consistent with such intentions; and (b) in the event that the payment of an award is subject to acceleration upon a change in control or similar event with respect to the Company, such acceleration shall only occur to the extent that such change in control or

FY18 Corporate IC Plan

Revised November 2017

similar event constitutes a change in control event with respect to the Company within the meaning of Section 409A of the Code and the Treasury Regulations thereunder.

16.	Reimbursement. Plan participation and awards are subject to the Board’s Policy on Reimbursement of Incentive Awards, as it might change from time to time.

Approved by the Committee & Board, and issued on their behalf,

/s/ Curtis C, Reusser

Curtis C. Reusser

Chairman, President & CEO

November 7, 2017

FY18 Corporate IC Plan

Revised November 2017